Exhibit (a)(1)(xiv)
July 16, 2008
To: Toll Brothers Employees Eligible for the Stock Option Exchange Program
The Toll Brothers Stock Option Exchange Program will close at 5:00 p.m. EDT tomorrow, Thursday, July 17, 2008. If you have already submitted your Election Form and received an e-mail confirmation, no further action is required.
Participation in the Exchange Program is voluntary. Please be sure to read the materials that were mailed to you carefully and consult with your personal financial and tax advisors when making a decision whether or not to participate.
If you have not yet submitted your Election Form and you wish to participate in the Exchange Program, your Election Form must be received by tomorrow’s deadline. If you have already submitted an Election Form and you wish to withdraw or revise it, your withdrawal or revision must be received by tomorrow’s deadline.
If you wish to participate in the Exchange Program, or to withdraw or revise your decision to participate, please submit your Election Form to Toll Brothers, Inc. by (1) fax to: (215) 938-8344, or (2) scanning the form and e-mailing it to: OptionExchange@tollbrothersinc.com. DO NOT send Election Forms via inter-office mail. Election Forms must be received by 5:00 p.m. EDT tomorrow, Thursday, July 17, 2008.
If you have questions about the Exchange Program, or require an additional copy of the materials or your Election Form, you may send an e-mail to: OptionExchange@TollBrothersInc.com or call (215) 938-5196. There will be the capacity to leave a voice message on this extension.
The exchange program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov .
Eligible employees may obtain, free of charge, a written copy of the offering memorandum and other materials by calling Toll Brothers, Inc. at (215)938-5196 or sending an e-mail to OptionExchange@tollbrothersinc.com.